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                                                 File No. 70-9373





               SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC  20549


                               AME
                       AMENDMENT NO. 1 TO

                            FORM U-1

                   APPLICATION OR DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                   THE POTOMAC EDISON COMPANY
                      10435 DOWNSVILLE PIKE
                    HAGERSTOWN, MD 21740-1766

     (Name of company or companies filing this statement and addresses of principal executive offices)

                     Allegheny Energy, Inc.

      (Name of top registered holding company parent of each
                     applicant or declarant)


                    Thomas K. Henderson, Esq.
                         Vice President
                     Allegheny Energy, Inc.
                      10435 Downsville Pike
                   Hagerstown, MD  21740-1766

             (Name and address of agent for service)









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     The Potomac Edison Company hereby amends and restates its U -

1 in this case as follows:


1.   Description of Proposed Transaction.


     The Potomac Edison Company ("Potomac Edison"), a public

utility subsidiary of Allegheny Energy, Inc. ("Allegheny"), a registered holding company under the Public Utility Holding

Company Act of 1935 (the "Act"), requests authority to spend up to $250,000 to engage in preliminary development activities in connection with entering into a joint venture ("JV") with an experienced real estate developer.  These preliminary activities would include, but not be limited to, negotiations with real estate developers, preliminary engineering and licensing

activities, contract drafting and negotiation, consultations with tax, legal and other professionals, and other necessary

activities.  The activities of the proposed JV would be limited to the development, lease and/or sale of a certain parcel of land located adjacent to Potomac Edison's and Allegheny's headquarters in Hagerstown, Maryland (the "Property") owned by Potomac Edison.

The Property was originally purchased by Potomac Edison primarily for utility purposes, but such use is no longer planned for the

Property.  Potomac Edison desires to explore development of the

Property, with the assistance of a developer-partner, into a business and technology park.


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          Formation and Structure of the Joint Venture

     Potomac Edison would like to explore forming a JV with an

experienced real estate developer, which would manage the day-to-

day operations of the JV.  Potomac Edison would provide the

Property, which would be transferred to the JV.  The developer would provide capital for and oversee the development and

marketing of the Property as a business and technology park.

Development activities are intended to include installation of the infrastructure (water, sewer, and other utilities), roads and other amenities, and subdivision of the Property as necessary to create buildable and saleable lots.  Potomac Edison would not enter into the JV without further appropriate authority from this

Commission.

                     History of the Property

     The Property is an approximately 260-acre parcel of real

estate, located adjacent to Potomac Edison's and Allegheny's corporate headquarters in Hagerstown, Maryland.  The Property has never been included in Potomac Edison's rate base.  In 1967,

Potomac Edison moved its corporate headquarters from downtown

Hagerstown to its current location on the Downsville Pike.  In an effort to consolidate and centralize its general office

operations, the Company purchased 200 acres in addition to the 35 acres used for the general office site.  It was anticipated that many ancillary services and other utility uses would naturally spin-off from the headquarters location.  This course of events,

however, did not evolve.


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     In the mid-1980's it became evident that most of the

original proposed uses were no longer feasible.  Potomac Edison decided to use the acreage for economic development purposes.

The business park concept was proposed and eventually refined to a campus-style business and technology park.  At this time, the

Company purchased an additional parcel of approximately 60 acres.

Most of the acreage has been rezoned and several extensive land-

use studies were conducted to determine the property's highest and best use.  The Property (also known as Friendship Technology

Park) has not yet realized its full potential value due to

several factors, including the lack of infrastructure and lack of interstate access.

                       The Technology Park

     Potomac Edison wishes to promote job growth and improve the economy of Hagerstown and Washington County, Maryland by

developing the Property into a business and technology park.

Friendship Technology Park is expected to attract a number of established and profitable businesses, along with high paying jobs, into the Hagerstown and Washington County, Maryland area.

State, county and local agencies have expressed their interest in having the Property developed into a business and technology

park.  See Exhibits B-1 through B-3.   In developing the

Property, Potomac Edison will be acting as a good corporate

citizen and furthering economic development in the region by creating the opportunity for new jobs and growth.  The timing for development of the Property is also better than ever, since a new interchange on Interstate 70 is currently being built adjacent to the Property.


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                          Cost Recovery

     In addition to furthering the above corporate citizenship

and economic development goals, Potomac Edison hopes that

entering into the JV will allow it to recover the costs

associated with its acquisition of the Property, which, as is noted above, was originally acquired for intended utility

purposes which no longer are feasible or desirable.  In recent orders, the Securities and Exchange Commission has held that the retention of similar non-utility business interests is consistent with section 11(b)(1) of the Act.  See Conectiv, Inc., HCAR

No.26832 (February 25, 1998); and UNITIL Corporation, et al.,

HCAR No. 25524 (April 24, 1992).

     Moreover, consistent with Section 9(c)(3) of the Act,

Potomac Edison intends to be a passive partner in the JV. In choosing an experienced developer-partner, Potomac Edison need not and will not become involved in the technical and

administrative details of developing the Property. CSW

Corporation, HCAR. No. 23578 (January 22, 1985).

     Except as described herein, no associate company or

affiliate of the Applicant or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.


2.   Fees, Commissions and Expenses

     None, other than (i) ordinary expenses in connection with

the preparation of this Application or Declaration, (ii) up to

$200,000 in connection with exploration of the formation of the

JV.


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     None of such fees, commissions or expenses are to be paid to any associate company or affiliate of the Applicant or any

affiliate of any such associate company except for legal,

financial and other services to be performed at cost by Allegheny

Power Service Corporation.



3.   Applicable Statutory Provisions

     The Applicant has been advised that the proposed

transaction, in whole or in part, may be subject to Sections

9(a), 9(c), 10, and 11(b) of the Public Utility Holding Company

Act of 1935.



4.   Regulatory Approval

     No commission other than the Securities and Exchange

Commission has jurisdiction over the proposed transactions.



5.   Procedure

     It is requested that the Commission's order granting this

Application or Declaration be issued by January 31, 1998.  There should be no recommended decision by a hearing or other

responsible officer of the Commission and no 30-day waiting

period between the issuance of the Commission's order and its effective date.  The Applicant consents to the Division of

Corporate Regulation's assisting in the preparation of the

Commission's decision and order in this matter, unless the

Division opposes the transactions covered by this Application or

Declaration.



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6.   Exhibits and Financial Statements


     (a)       Exhibits

     B-1       Letter from Maryland Governor Parris
               Glendening (filed previously)

     B-2       Letter from Maryland Department of
               Business and Economic Development (filed previously)

     B-3       Letter from Hagerstown-Washington County
               Economic Development Commission (filed previously)

     F         Opinion of Counsel (to be filed by amendment)

     H         Form of Notice


7.   Information as to Environmental Effects

     (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).


     (b)  Not applicable.


                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                   THE POTOMAC EDISON COMPANY


                                   By:      /ss/
                                        Kathy L. Mitchell
                                        Counsel

DATE:     December _____, 1998